SECURITIE 02019055 SSION

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-51708

RECEIVED MAR 04 2002

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/01 (MM/DD/YY) AND ENDING 12/31/01 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Albany Securities, LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

579 High Street
(No. and Street)

Worthington (City) OH (State) 43085 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Ronald L. Lambert
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Haemmerle, Heximer, Harvey + Co. Richard Brantley Osmar
(Name — *if individual, state last, first, middle name*)

1250 Old Henderson Road (Address) Columbus (City) OH (State) 43220 (Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 15 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Ronald L. Lambert, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Albany Securities, LLC, as of December 31, 19 2001, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

Signature

CEO / REG. PRINCIPAL

Title

Notary Public

LEE ANN FAUSNAUGH
NOTARY PUBLIC, STATE OF OHIO
MY COMMISSION EXPIRES MARCH 26, 2005

NOTARIAL SEAL STATE OF OHIO

This report** contains (check all applicable boxes):

- ☑ (a) Facing page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☑ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

ALBANY SECURITIES, LLC

FINANCIAL STATEMENTS

DECEMBER 31, 2001

Haemmerle, Heximer, Harvey & Co.

CERTIFIED PUBLIC ACCOUNTANTS

1250 Old Henderson Road
Columbus, Ohio 43220

OFFICE: (614) 451-4644
FAX: (614) 451-3818

	E-mail Address
G. Richard Harvey, CPA	rharvey@hhhco.com
Martha J. Wickham, CPA	mwickham@hhhco.com
Richard B. Dumas, CPA	rdumas@hhhco.com
Dominic J. DiBartolomeo, CPA	ndibartolomeo@hhhco.com

To the Members
Albany Securities, LLC

Independent Auditors' Report

We have audited the accompanying statement of financial condition of Albany Securities, LLC as of December 31, 2001 and the related statements of operations and changes in members' equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Albany Securities, LLC as of December 31, 2001, and the results of its operations and its cash flows for the year then ended in conformity with generally accepted accounting principles.

Our audit was made for the purpose of forming an opinion on the basic financial statements, taken as a whole. The information contained in Schedules I, II, III and IV is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Haemmerle Heximer Harvey & Co.

HAEMMERLE, HEXIMER, HARVEY & CO.
Columbus, Ohio

February 19, 2002

ALBANY SECURITIES, LLC

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2001

ASSETS	
Cash	$ 11,477
Receivable from clearing organization	37,128
Other accounts receivable	9,177
Secured demand note receivable	30,000
Furniture and equipment, less accumulated depreciation of $1,273	2,074
Other assets	2,600
	$ 92,456
LIABILITIES AND MEMBERS' EQUITY	
Liabilities:	
Accounts payable	$ 22,156
Commissions payable	34,361
Total liabilities	56,517
Subordinated note payable	30,000
Members' equity	5,939
	$ 92,456

The accompanying notes are an integral part of these financial statements.

ALBANY SECURITIES, LLC

STATEMENT OF OPERATIONS AND CHANGES IN MEMBERS' EQUITY

YEAR ENDED DECEMBER 31, 2001

Revenue:	
Commissions	$ 480,567
Other	3,663
Total revenue	484,230
Expenses:	
Commissions	429,999
Professional fees	20,048
Licenses, due and subscriptions	8,815
Insurance	5,017
Clearing house charges	3,348
Office rent	3,000
Telephone	2,523
Office expenses	2,278
Depreciation and amortization	1,345
Postage and delivery	1,310
Other	1,903
Total expenses	479,586
Net income	4,644
Beginning members' equity	18,122
Contributions	8,000
Distributions	(24,827)
Ending members' equity	$ 5,939

The accompanying notes are an integral part of these financial statements.

ALBANY SECURITIES, LLC

STATEMENT OF CHANGES IN LIABILITIES
SUBORDINATED TO CLAIMS OF GENERAL CREDITORS

FOR THE YEAR ENDED DECEMBER 31, 2001

Subordinated liabilities at January 1, 2001	$ 30,000
Borrowing on subordinated note payable	-
Subordinated liabilities at December 31, 2001	$ 30,000

The accompanying notes are an integral part of these financial statements.

ALBANY SECURITIES, LLC

STATEMENT OF CASH FLOWS

YEAR ENDED DECEMBER 31, 2001

Cash flows from operating activities:		
Net income		$ 4,644
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation and amortization	$ 1,346	
(Increase) decrease in:		
Receivable from clearing organization	444	
Other assets	(400)	
Increase (decrease) in:		
Accounts payable	9,114	
Commissions payable	(2,142)	
Total adjustments		8,362
Net cash provided by operating activities		13,006
Cash flows from investing activities:		
Capital expenditures	(1,435)	
Net cash used in investing activities		(1,435)
Cash flows from financing activities:		
Capital contributions	8,000	
Distributions	(24,827)	
Net cash used in financing activities		(16,827)
Net decrease in cash		(5,256)
Cash at beginning of year		16,733
Cash at end of year		$ 11,477
Supplementary disclosures:		
Income taxes paid		$ -
Interest paid		$ -

The accompanying notes are an integral part of these financial statements.

ALBANY SECURITIES, LLC

NOTES TO FINANCIAL STATEMENTS

1. Organization

Albany Securities, LLC (the Company) was formed in the State of Ohio on February 5, 1999, as a Limited Liability Company with an operating life of twenty-five years. The Company operates as a registered broker and dealer in securities in Florida, Illinois, Kentucky, Maryland, Michigan, Ohio and West Virginia and is a member of the National Association of Securities Dealers, Inc. (NASD).

2. Significant Accounting Policies

Management's Estimates

Management estimates are required in the preparation of financial statements in conformity with generally accepted accounting principles.

Cash

For purposes of the statement of cash flows, the Company considers all cash in checking accounts, certificates of deposit and petty cash to be cash equivalents.

Furniture and Equipment

Furniture and equipment are recorded at cost. Depreciation is provided over a useful life of three to seven years.

Revenue Recognition

Customers' securities transactions are recorded on a settlement date basis with related commission income and expenses recorded on a trade date basis.

Income Taxes

No provision is made in the accompanying balance sheet for income taxes, since as a limited liability company the Company's income and losses are allocated and taxed to the individual members.

3. Receivable From Clearing Organization

The receivable from clearing organization is comprised of commissions receivable of $37,128. These funds are held by the clearing organization as of December 31, 2001.

(Continued)

4. Secured Demand Note Receivable

On November 11, 1999, the Company entered into a secured demand note receivable and corresponding subordinated note payable with Vision Capital Group of Companies, Inc. The face amount of the note is $30,000 and the note is due December 31, 2002.

The collateral for this note is 33,800 shares of Alliance Capital Reserve Fund. The Collateral is maintained in a separate account under the Company's name. However, due to the nature of this account, the assets do not belong to the Company and the increase or decreases in their value are not reflected in the accounts of the Company. The value of the collateral is $37,127 as of December 31, 2001.

5. Net Capital Requirement

As a registered broker, Albany Securities, LLC, is subject to Rule 15c3-1 of the Securities and Exchange Commission, which specifies uniform minimum net capital requirements for its registrants. Accordingly, the Company is required to maintain net capital as defined, equal to $5,000 or 6 2/3% of aggregate debt items. At December 31, 2001, the Company had net capital of $22,088, which exceeded the requirements of $5,000 by $17,088.

ALBANY SECURITIES, LLC

Schedule I

Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission

As of December 31, 2001

NET CAPITAL

Total members' equity		$ 5,939
Add:		
Liabilities subordinated to claims of general creditors allowable in computation of net capital		30,000
Total capital and allowable subordinated liabilities		35,939
Non-allowable assets:		
Other accounts receivable	$ 9,177	
Furniture and equipment, net	2,074	
Other assets	2,600	13,851
Total net capital		$ 22,088

Note: The net capital computed by Albany Securities, LLC on its Fourth Quarter Focus Report - Part IIA as of December 31, 2001, was $23,471. The decrease in net capital, $1,383, is due primarily to the Company accruing year-end commission revenue and expense as of December 31, 2001.

ALBANY SECURITIES, LLC

Schedule II

Computation for Determination of Reserve Requirements
Under Rule 15c3-3
of the Securities and Exchange Commission

As of December 31, 2001

(NOT REQUIRED)

Schedule III

Information Relating to the Possession or Control
Requirements Under Rule 15c3-3
of the Securities and Exchange Commission

As of December 31, 2001

(NOT REQUIRED)

Schedule IV

Schedule of Segregation Requirements and Funds
in Segregation for Customers' Regulated
Commodity Futures and Options Accounts

As of December 31, 2001

(NOT REQUIRED)

Haemmerle, Heximer, Harvey & Co.

CERTIFIED PUBLIC ACCOUNTANTS

1250 Old Henderson Road
Columbus, Ohio 43220

OFFICE: (614) 451-4644
FAX: (614) 451-3818

	E-mail Address
G. Richard Harvey, CPA	rharvey@hhhco.com
Martha J. Wickham, CPA	mwickham@hhhco.com
Richard B. Dumas, CPA	rdumas@hhhco.com
Dominic J. DiBartolomeo, CPA	ndibartolomeo@hhhco.com

To the Members
Albany Securities, LLC

In planning and performing our audit of the financial statements of Albany Securities, LLC for the year ended December 31, 2001, we considered its internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission, we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by the Company that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and the procedures for determining compliance with the exemptive provisions of rule 15c3-3. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by rule 17a-13 or in complying with the requirements for prompt payment for securities under section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2001, to meet the Commission's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission, the New York Stock Exchange and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Act of 1934 and should not be used for any other purpose.

HAEMMERLE, HEXIMER, HARVEY & CO.
Columbus, Ohio

February 19, 2002